FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JOINT PRESS RELEASE
GOLD FIELDS AND BOLIVAR GOLD ANNOUNCE INCREASE IN SHARE PRICE PAYABLE TO C$3.20
UNDER THE PLAN OF ARRANGEMENT AND EXTENSION OF PROXY DEPOSIT DEADLINE
Johannesburg and Toronto, Canada, January 11, 2006 - Gold Fields Limited (Gold Fields) (NYSE: GFI; JSE:
GFI) and Bolivar Gold Corp. (TSX:BGC) announced today an agreement to increase to C$3.20 the consideration per common share payable under the proposed plan of arrangement, originally announced on November 21, 2005. The consideration payable to warrantholders has been increased to the following:
(1) Initial Warrants - BGC.WT (expiry 17 March 2008 and C$1.10 strike price) - C$2.20 per warrant;
(2) A Warrants - BGC.WT.A (expiry 25 August 2008 and C$1.75 strike price) – C$1.65 per warrant; and
(3) B Warrants - BGC.WT.B (expiry 23 December 2009 and C$3.25 strike price) - C$1.00 per warrant.
Consideration payable to holders of options will be increased by an amount that corresponds to the increased consideration payable on the common shares. Other payments in connection with the plan of arrangement will remain unchanged.
The Board of Directors of Bolivar continues to recommend that Bolivar securityholders vote FOR the plan of arrangement. In connection with this improvement to the terms of the plan of arrangement, the Board of Directors of
Bolivar has extended the deadline for the submission of proxies in connection with the meeting of Bolivar securityholders to be held on Thursday January 12, 2006 until 8:00a.m. (Toronto time) on January 12, 2006.
All securityholders of record as of December 5, 2005 who have not voted on the arrangement can now submit proxies until 8:00 a.m. (Toronto time) on January 12, 2006 and we urge you to vote your proxy FOR the arrangement today by voting only the BLUE for your shares or YELLOW proxy for your warrants.
Securityholders who have previously voted can also revoke their existing proxies and vote on the arrangement by delivering a new proxy with updated voting instructions by 8:00 a.m. (Toronto time) on January 12, 2006. To revoke existing proxies and cast new votes, shareholders should contact the intermediary through which they previously voted and instruct them to deliver new proxies. If you require assistance in voting, please contact Kingsdale Shareholder
Services Inc. at (416) 867-2342, or toll-free at 1-866-588-6864.
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately
4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in
Peru. The Company has reserves of 64.8 million ounces and mineral resources of 174.5 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in
Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.
Bolivar Gold Corp. is a gold exploration, development and production company. At its 95%-owned Choco 10 property in Venezuela, drilling has confirmed near-surface proven and probable ore reserves of 1.3 million ounces. The
5,400 tonne per day Choco 10 operation commenced commercial production in August 2005. Bolivar Gold intends to exploit this reserve while continuing to pursue the exploration potential of the Choco 10 property, as well as throughout the El Callao district in conjunction with its joint venture partner, Gold Fields Limited.
For further information:
Bolivar Gold Corp:
Peter Volk, General Counsel & Secretary, Tel: (416) 360-4653, pvolk@bolivargold.com
Gold Fields Limited:
Willie Jacobsz, Tel: +27-11-644-2460, williej@goldfields.co.za;
Nerina Bodasing, Tel: +27-11-644-2630, nerinab@goldfields.co.za;
Cheryl Martin, Tel: (303) 796-8683, camartin@gfexpl.com.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 11 January 2006
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs